# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CENTRUS ENERGY CORP, CIK 0001065059
CUSIP: 15643U104
Title of class of securities: Class A Common Stock, par value $0.10 per share
Address of issuer's principal executive offices: 6901 Rockledge Drive, Suite 800, Bethesda, Maryland (MD), 20817
Date of event which requires filing of this statement: 10/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001009268

## Reporting persons
- D. E. Shaw & Co., L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 905,609; sole dispositive power 0; shared dispositive power 905,609; aggregate amount beneficially owned 905,609 (5.2% of the class)
  Comment: On October 15, 2025, D. E. Shaw & Co., L.P. and David E. Shaw became the beneficial owners of more than 5% of the class of securities. On October 16, 2025, D. E. Shaw & Co., L.L.C. became the beneficial owner of more than 5% of the class of securities. The beneficial ownership information provided in this document is current as of October 16, 2025.
- D. E. Shaw & Co., L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 892,683; sole dispositive power 0; shared dispositive power 892,683; aggregate amount beneficially owned 892,683 (5.1% of the class)
  Comment: On October 15, 2025, D. E. Shaw & Co., L.P. and David E. Shaw became the beneficial owners of more than 5% of the class of securities. On October 16, 2025, D. E. Shaw & Co., L.L.C. became the beneficial owner of more than 5% of the class of securities. The beneficial ownership information provided in this document is current as of October 16, 2025.
- David E. Shaw: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 905,609; sole dispositive power 0; shared dispositive power 905,609; aggregate amount beneficially owned 905,609 (5.2% of the class)
  Comment: On October 15, 2025, D. E. Shaw & Co., L.P. and David E. Shaw became the beneficial owners of more than 5% of the class of securities. On October 16, 2025, D. E. Shaw & Co., L.L.C. became the beneficial owner of more than 5% of the class of securities. The beneficial ownership information provided in this document is current as of October 16, 2025.

## Item 1. Issuer
Name of issuer: CENTRUS ENERGY CORP
Address of issuer's principal executive offices: 6901 Rockledge Drive, Suite 800, Bethesda, MD 20817

## Item 2. Person Filing
Name of person filing:
D. E. Shaw & Co., L.P.
D. E. Shaw & Co., L.L.C.
David E. Shaw
Address of principal business office or, if none, residence:
The business address for each reporting person is:
Two Manhattan West
375 Ninth Avenue, 52nd Floor
New York, NY 10001
Citizenship:
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
D. E. Shaw & Co., L.P.: 905,609 shares
This is composed of (i) 395,839 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 160,800 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 305,244 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 22,600 shares in the name of D. E. Shaw Cogence Portfolios, L.L.C., (v) 8,000 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., and (vi) 13,126 shares under the management of D. E. Shaw Investment Management, L.L.C.

D. E. Shaw & Co., L.L.C.: 892,683 shares
This is composed of (i) 395,839 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 160,800 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 305,244 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 22,600 shares in the name of D. E. Shaw Cogence Portfolios, L.L.C., (v) 8,000 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., and (vi) 200 shares in the name of D. E. Shaw Investment Management Special Investment Fund, L.L.C.

David E. Shaw: 905,609 shares
This is composed of (i) 395,839 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 160,800 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 305,244 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 22,600 shares in the name of D. E. Shaw Cogence Portfolios, L.L.C., (v) 8,000 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., and (vi) 13,126 shares under the management of D. E. Shaw Investment Management, L.L.C.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Cogence Portfolios, L.L.C., and D. E. Shaw Composite Portfolios, L.L.C. and the managing member of D. E. Shaw Investment Management, L.L.C., which in turn is the investment adviser of D. E. Shaw Investment Management Special Investment Fund, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Cogence Portfolios, L.L.C., D. E. Shaw Composite Portfolios, L.L.C., and D. E. Shaw Investment Management Special Investment Fund, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 905,609 shares as described above constituting 5.2% of the outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 905,609 shares.
Percent of class:
D. E. Shaw & Co., L.P.: 5.2%
D. E. Shaw & Co., L.L.C.: 5.1%
David E. Shaw: 5.2%
Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 905,609 shares
D. E. Shaw & Co., L.L.C.: 892,683 shares
David E. Shaw: 905,609 shares
Sole power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 905,609 shares
D. E. Shaw & Co., L.L.C.: 892,683 shares
David E. Shaw: 905,609 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 3: Joint Filing Agreement, by and among the Reporting Persons, dated October 22, 2025.

## Signatures
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (10/22/2025)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (10/22/2025)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (10/22/2025)
Comment: Exhibit 1: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.
Exhibit 2: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.